UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                            (Name of Subject Company)


                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                      (Name of Person(s) Filing Statement)

                 ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE
                         (Title of Class of Securities)

                                    M14925107
                      (CUSIP Number of Class of Securities)

                                   DANNY YELIN
                             CHIEF FINANCIAL OFFICER
                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                   22 EINSTEIN ST., SCIENCE PARK, BUILDING #22
                                  P.O. BOX 4042
                      KIRYAT WEIZMAN NES ZIONA 74140 ISRAEL
                                 972-8-940-7711
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

         The following press release was issued by Arel Communications and Software Ltd. on May 13, 2004.

[GRAPHIC OMITTED]



Contacts:
Media Relations:                              Investor Relations:
Courtney Chauvin/Sandra Fathi                 Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.                       Lippert/Heilshorn & Associates
212-398-9680 x 142                            212-838-3777
courtney@affectstrategies.com                 ccapaccio@lhai.com

 AREL COMMUNICATIONS AND SOFTWARE'S LARGEST SHAREHOLDER, CLAYTON L. MATHILE, TO
                           INCREASE STAKE IN COMPANY

     - Mathile To Conduct Partial Tender for 5% of Arel at $4.75 per share -
         - Itzhak Gross, Chairman, to Sell Stake to Mathile, Retire from
                              Board of Directors -
          - Mathile intends to nominate George Morris as New Chairman -

ATLANTA - MAY 13, 2004 - Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, announced that its largest shareholder, Clayton L. Mathile, a strategic growth investor based in Dayton, Ohio, will increase his stake in the company by an approximate amount of up to 12%. Mr. Mathile, former ceo, chairman and owner of the The Iams Company until its sale to Proctor and Gamble in 1999, currently owns approximately 22.5% of Arel shares outstanding. Arel's co-Founder, Itzhak Gross, has agreed to sell his 6.4% stake in Arel to Mr. Mathile and will retire from Arel's board of directors. Mr. Mathile has indicated his intention to nominate George Morris, former chief financial officer of The Iams Company and an Arel board member, as the new chairman.

Mr. Mathile has agreed to purchase all of the 842,619 shares held by Mr. Gross at a price per share of $4.75. In connection with this transaction, in accordance with Israeli law, Mr. Mathile has also agreed to launch a partial tender offer within the coming two weeks pursuant to which Mr. Mathile will offer to purchase shares equal to up to 5% of Arel's shares at the same price of $4.75 per share. As of the date hereof, Arel has 13,128,466 shares outstanding and 1,078,326 vested options to purchase shares. Mr. Gross has agreed to sell all of his shares to Mr. Mathile in the tender offer. Shares held by common stockholders that are tendered to Mr. Mathile will be accepted on a pro rata basis. Within 10 days following the tender offer, Mr. Mathile will purchase shares held by Mr. Gross not purchased in the tender offer.

Mr. Mathile stated, "Having been a supporter and shareholder of Arel since 2000, I have been pleased to watch the growth of Arel's concept from its early stages in e-learning to its latest transition to being a competitor in today's interactive rich-media conferencing and collaboration markets. Itzhak Gross's philosophy of maintaining a keen focus on Arel's core business, a continuous stream of R&D and consistently high cash balances is consistent with the business approach I have espoused throughout my career, and has created a strong company. I have confidence in the strength of Arel's ability to capture its growth opportunities and the building momentum in these markets, and believe George Morris is an excellent candidate to provide guidance and counsel to this endeavor."

Mr. Gross stated, "I have enjoyed guiding Arel's evolution over the past 16 years. Now that the company is on solid footing as a leading enterprise collaborative workstyle solutions provider, I am choosing to pass the baton to a new successor who will shepherd Arel through its next phase of growth."

                                     (more)

Philippe Szwarc, chief executive officer of Arel stated, "We thank Itzhak for his guidance, his vision and his counsel. Over the past two years, we completed together a significant turn around of the business model, financials and positioning of the company. We are committed to remaining on course with our plans to extend our presence in our growth markets, and look forward to continued support from Clay's extensive expertise in bringing growth concepts to world-class operations."

Mr. Gross developed Arel's original proprietary technology and guided the company through its evolution, carrying out investments and technology arrangements with leading global companies such as Nortel Networks, Keppel Telecommunication and the Soros Funds, and commercial arrangements with companies such as Lucent, BMW and Nations Bank. Mr. Gross raised over $25 million for Arel and presided over its going public.

Mr. Mathile joined The Iams Company in 1970, purchased Iams from founder and animal nutritionist Paul Iams in 1982, developing it into a world leader in pet nutrition as the company's ceo and chairman, eventually selling the business to Procter & Gamble in 1999. Mr. Mathile currently holds strategic investments in various industries where he has identified potential for long-term growth. In addition to his business activities, he is involved in community efforts on a local, national and international level.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. CLAYTON L. MATHILE HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. INVESTORS AND SHAREHOLDERS OF AREL ARE STRONGLY ADVISED TO READ EACH OF THE TENDER OFFER STATEMENT OF CLAYTON L. MATHILE AND THE SOLICITATION/RECOMMENDATION STATEMENT OF AREL WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE (www.sec.gov ) AND AT NO CHARGE FROM AREL AND MR. MATHILE.

ABOUT AREL COMMUNICATIONS AND SOFTWARE:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel's Integrated Conferencing PlatformTM (ICP) core software, the Arel SpotlightTM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel's scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from `off-network' pay per usage services to `on-network' solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the satisfaction of the conditions to closing, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software's filings with the Securities Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

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